SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30771; 812-14185]

OFS Capital Corporation, et al.; Notice of Application

October 30, 2013

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 18(a) and 61(a) of the Act.

Applicants: OFS Capital Corporation (the "Company"), OFS Capital Management, LLC (the "Investment Adviser"), Tamarix Capital G.P. LLC (the "General Partner"), and Tamarix Capital Partners, L.P. ("OFS SBIC").

Summary of the Application: The Company requests an order to permit it to adhere to a modified asset coverage requirement.

Filing Dates: The application was filed July 29, 2013, and amended on October 4, 2013 and October 28, 2013.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 25, 2013 and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Glenn R. Pittson, OFS Capital Corporation, 2850 West Golf Road, Suite 520, Rolling Meadows, Illinois 60008.

For Further Information Contact: David J. Marcinkus, Senior Counsel, at (202) 551-6882, or David P. Bartels, Branch Chief, at (202) 551-6821 (Division of Investment Management, Exemptive Applications Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company, a Delaware corporation, is an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company ("BDC") under the Act.[1] The Company's investment objective is to provide its stockholders with both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. The Investment Adviser, a Delaware limited liability company, is the investment adviser to the Company. The Investment Adviser is registered under the Investment Advisers Act of 1940.

2.   OFS SBIC, a Delaware limited partnership, is a small business investment company ("SBIC") licensed by the Small Business Administration ("SBA") to operate

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[1] Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

under the Small Business Investment Act of 1958 ("SBIA"). OFS SBIC is excluded from

the definition of investment company by section 3(c)(7) of the Act. The Company

currently owns a 67.5 percent limited partnership interest in OFS SBIC.[2] The General

Partner, a Delaware limited liability company, is the general partner of OFS SBIC. The

General Partner owns 1% of OFS SBIC in the form of a general partner interest.

Applicants' Legal Analysis:

      1.   The Company requests an exemption pursuant to section 6(c) of the Act

from the provisions of sections 18(a) and 61(a) of the Act to permit it to adhere to a

modified asset coverage requirement with respect to any direct or indirect wholly-owned

subsidiary of the Company that is licensed by the SBA to operate under the SBIA as a

SBIC and relies on Section 3(c)(7) for an exemption from the definition of "investment

company" under the 1940 Act (each, a "SBIC Subsidiary").[3] Applicants state that

companies operating under the SBIA, such as the SBIC Subsidiary, will be subject to the

SBA's substantial regulation of permissible leverage in their capital structure.

      2.   Section 18(a) of the Act prohibits a registered closed-end investment

company from issuing any class of senior security or selling any such security of which it

is the issuer unless the company complies with the asset coverage requirements set forth

in that section. Section 61(a) of the Act makes section 18 applicable to BDCs, with

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[2] The Company intends to acquire all of the remaining limited partnership interests in OFS SBIC that are currently owned or subscribed for by other persons. The Company also intends to acquire all of the membership interests in the General Partner. The Company currently holds a 23.35 percent membership interest in the General Partner. Acquiring the limited partnership interests in OFS SBIC and the membership interests in the General Partner (the "Transaction") requires prior SBA approval, and there can be no assurance if and when the SBA will grant this approval. Once the Transaction is complete, OFS SBIC will be a SBIC Subsidiary (defined below), the General Partner will be a wholly-owned subsidiary of the Company, and each of OFS SBIC and the General Partner will be consolidated with the Company for financial reporting purposes. However, until the Transaction is completed, the Company will not rely on requested order with respect to OFS SBIC.
[3] All existing entities that currently intend to rely on the order are named as applicants. Any other existing or future entity that may rely on the order in the future will comply with the terms and condition of the order.

certain modifications. Section 18(k) exempts an investment company operating as an

SBIC from the asset coverage requirements for senior securities representing

indebtedness that are contained in section 18(a)(1)(A) and (B).

3.   Applicants state that the Company may be required to comply with the

asset coverage requirements of section 18(a) (as modified by section 61(a)) on a

consolidated basis because the Company may be deemed to be an indirect issuer of any

class of senior security issued by OFS SBIC or another SBIC Subsidiary. Applicants

state that applying section 18(a) (as modified by section 61(a)) on a consolidated basis

generally would require that the Company treat as its own all assets and any liabilities

held directly either by itself, by OFS SBIC, or by another SBIC Subsidiary. Accordingly,

the Company requests an order under section 6(c) of the Act exempting the Company

from the provisions of section 18(a) (as modified by section 61(a)), such that senior

securities issued by each SBIC Subsidiary that would be excluded from the SBIC

Subsidiary's asset coverage ratio by section 18(k) if it were itself a BDC would also be

excluded from the Company's consolidated asset coverage ratio.

4.   Section 6(c) of the Act, in relevant part, permits the Commission to

exempt any transaction or class of transactions from any provision of the Act if and to the

extent that such exemption is necessary or appropriate in the public interest and

consistent with the protection of investors and the purposes fairly intended by the policy

and provisions of the Act. Applicants state that the requested relief satisfies the section

6(c) standard. Applicants contend that, because the SBIC Subsidiary would be entitled to

rely on section 18(k) if it were a BDC itself, there is no policy reason to deny the benefit

of that exemption to the Company.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

The Company shall not issue or sell any senior security, and the Company shall not cause or permit OFS SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, OFS SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by section 18 (as modified for BDCs by section 61) of the Act; provided that, immediately after the issuance or sale by any of the Company, OFS SBIC or any other SBIC Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by section 18(a) of the Act (as modified by section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by section 18(a) of the Act (as modified by section 61(a)), any senior securities representing indebtedness of a SBIC Subsidiary if that SBIC Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered senior securities and, for purposes of the definition of "asset coverage" in section 18(h), shall be treated as indebtedness not represented by senior securities.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary